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                                                                EXHIBIT 99(d)(7)


PETROFINA S.A.
5th August 1998

Public Relations & Communication

                                 PRESS RELEASE

        PETROFINA-FINA, INC. MERGER OPENS UP NEW PROSPECTS FOR THE GROUP

A Special Meeting of the Shareholders of Fina, Inc. was held in Dallas on Wednesday August 5, 1998 where the final merger agreement under the terms of which Fina, Inc. now becomes a wholly-owned subsidiary of PetroFina, was approved.

The merger provides the PetroFina Group new opportunities to further develop its global activities, streamline its structures, and concentrate on growth prospects.

Fina, Inc. shares will not trade on the American Stock Exchange (AMEX) after today. The Bearer Depositary Receipts (BDRs) of Fina, Inc. will also be delisted from the Brussels Stock Exchange effective August 6, 1998.

The registered shareholders of Fina, Inc., other than PetroFina and its subsidiaries, will receive written instructions within the next few days from Citibank, N.A. describing the practical procedures for the conversion of each Fina, Inc. share into a right to receive USD 60 and a warrant entitling them to receive nine-tenths of an American Depositary Share (ADS) at an exercise price of USD 42.25 per ADS. One ADS represents one tenth of a PetroFina ordinary share.

Holders of BDRs of Fina, Inc., with effect from August 6, should contact following banks: GB - BBL - BIL - Banque Generale du Luxembourg to arrange for the conversion of their BDRs. Upon presentation of one BDR, they will receive the sum of USD 60 and a warrant allowing them to receive nine tenths of an ADS at an exercise price of USD 42.25 per ADS. The warrant will be allocated to them in the form of an account registration.

The warrants may be exercised between August 6, 1998 and August 5, 2003. They have been accepted for listing on The New York Stock Exchange (NYSE:FINws), where they may be traded throughout the exercise period.

The proxy statement prospectus (F-4) relating to the merger is available on request from the aforementioned banks.

PetroFina S.A. (NYSE:FIN) is an integrated oil and petrochemical group, with headquarters in Brussels, Belgium. In 1997, its sales and other operating revenues rose to BEF 727 billion (USD 20.3 billion) while those of Fina, Inc. Dallas, Texas, reached USD 4.4 billion (BEF 157 billion).